29 August 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 29 August 2007, it purchased 750,000 Reed
Elsevier PLC ordinary shares at a price of 588.5706 pence per share. The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 31,113,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,272,891,173 Reed Elsevier PLC ordinary shares in issue
(excluding treasury shares).

Reed Elsevier NV announces that on 29 August 2007, it purchased 500,000 Reed
Elsevier NV ordinary shares at a price of Euro13.019 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed
Elsevier NV holds 23,191,500 Reed Elsevier NV ordinary shares in treasury, and has 736,313,994 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).